Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

September 17, 2010

Via EDGAR Correspondence

Mr. Dominic Minore
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Preliminary Proxy Statement filed August 20, 2010 by the following registrants:

	Value Line Aggressive Income Trust	(33-01575; 811-04471)
	Value Line Asset Allocation Fund, Inc.	(33-62240; 811-07702)
	Value Line U.S. Government Money Market Fund, Inc.	(33-71066; 811-02898)
	Value Line Centurion Fund, Inc.	(2-86337; 811-03835)
	Value Line Convertible Fund, Inc.	(2-96484; 811-04258)
	Value Line Emerging Opportunities Fund, Inc.	(33-56028; 811-07388)
	The Value Line Fund, Inc.	(2-10827; 811-02265)
	Value Line Income and Growth Fund, Inc.	(2-11153; 811-02277)
	Value Line Larger Companies Fund, Inc.	(2-31640; 811-01807)
	Value Line New York Tax Exempt Trust	(33-12400; 811-05052)
	Value Line Premier Growth Fund, Inc.	(2-12663; 811-02278)
	Value Line Strategic Asset Management Trust	(33-16245; 811-05276)
	The Value Line Tax Exempt Fund, Inc.	(2-87913; 811-03904)
	Value Line U.S. Government Securities Fund, Inc.	(2-71928; 811-03171)

Dear Mr. Minore:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2010 to Leonard A. Pierce and Michael P. Jewkes of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the directors/trustees who are not “interested persons” (within the meaning of the Investment Company Act of 1940) (“Independent Directors”) of each of the Value Line mutual funds referenced above (the “Funds” and the “Registrants”), concerning the Preliminary Proxy Statement on Schedule-14A (the “Proxy Statement”) that the Registrants filed with the Commission on August 20, 2010.  Capitalized terms used herein and not otherwise defined have the meanings ascribed in the Proxy Statement.  Page numbers referred to herein are to the page numbers of the Proxy Statement as filed with the Commission.

Mr. Dominic Minore
September 17, 2010

The definitive Proxy Statement relates to two Meetings of shareholders of the Funds being called to consider and act upon the following proposals for each Fund and to transact such other business as may properly come before the Meetings:

•	To elect three nominees for Directors, as named in the Proxy Statement, of each Fund, each of whom will serve until he or she resigns, is removed, dies or becomes incapacitated.

•	To approve a new investment advisory agreement between each Fund and EULAV Asset Management.

The comments of the Commission staff have been summarized below, and each is followed by the Registrants’ response.

Comment 1

Provide the Tandy statement in the Registrants’ response letter.

Response 1

Accepted.  The Registrants accept responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement.  The Registrants acknowledge that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrants further acknowledge that they may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Comment 2

In the penultimate sentence of the paragraph under the caption “Qualifications and Experience of the Board and Nominees” on page 8 replace the word “support” with the phrase “lead to.”

Response 2

 Accepted. The Registrants have made this change.

Mr. Dominic Minore
September 17, 2010

Comment 3

 Please clarify throughout the Proxy Statement references to EULAV (the Funds’ current investment adviser) and EAM (the restructured investment adviser).

Response 3

Accepted. The Registrants have made changes throughout the Proxy Statement.

Comment 4

Under the heading “Description of the Restructuring” on page 14, identify the current owners of VLI up to control by Jean Bernhard Buttner.

Response 4

Accepted.  The Registrants have revised the disclosure accordingly.

 Comment 5

Also, under the heading “Description of the Restructuring” on page 15, identify the owners of VLI up to control by Jean Bernhard Buttner after giving effect to the Restructuring.

Response 5

 Accepted.  The Registrants have revised the disclosure accordingly.

Comment 6

 Confirm whether or not Jean Bernhard Buttner will receive any consideration in connection with the Restructuring.  If so, disclose that information in the discussion of the Restructuring under the heading “Description of the Restructuring.”

Response 6

VLI has informed the Registrants that Jean Bernhard Buttner will not receive any consideration in connection with the Restructuring.

Mr. Dominic Minore
September 17, 2010

Comment 7

Confirm whether or not the Restructuring is intended to take advantage of the safe harbor of Section 15(f) of the Investment Company Act of 1940 (“1940 Act”), a condition of which is that for a period of at least two years after the Restructuring there is not imposed an “unfair burden” (as defined in the 1940 Act) on the Funds.

Response 7

Confirmed.  The Registrants have been informed by VLI that it and the restructured Adviser intend to take advantage of the safe harbor of Section 15(f) of the 1940 Act.  Please see the disclosure immediately prior to the caption “Shareholder Approval” on page 20.  Further, the Registrants’ boards have prohibited the execution of securities transactions through the Distributor for several years.

Comment 8

Provide an opinion of legal counsel that as a result of the Restructuring, Jean Bernhard Buttner will no longer “control” (as that term is defined in the 1940 Act) the Adviser or the Distributor.

Response 8

 An opinion of counsel for VLI will be provided supplementally to the Commission staff.

Comment 9

 Confirm that there are no inconsistencies between the terms of the SEC settlement stemming from VLI’s brokerage practices with the Funds prior to November 2004 and the contents of the Proxy Statement.

Response 9

As a party to the SEC settlement, VLI is the most knowledgeable entity regarding its terms and the context and background upon which the terms were agreed upon between the SEC, on the one hand, and VLI and the other parties thereto, on the other hand (the Registrants are not parties to the settlement).  Accordingly, in order to obtain the most comfort in response to the SEC staff’s comment, the Funds have requested and obtained confirmation from VLI that there are no inconsistencies between the terms of the SEC settlement and the contents of the Proxy Statement.

Mr. Dominic Minore
September 17, 2010

Comment 10

Immediately after the sentence on page 16 that states, “VLI has stated that, as a result of the Restructuring, it will no longer ‘control’ (as that term is defined in the 1940 Act) EULAV or the Distributor” add the following:

Under the terms of a settlement with the SEC stemming from VLI’s brokerage practices with the Funds prior to November 2004, Jean Bernhard Buttner, who controls Arnold Bernhard & Co., Inc. which owns 86.5% of VLI’s common stock (the “Control Person”), will be barred from association with any broker, dealer, or investment adviser and will be prohibited from serving or acting in various capacities, including as an “affiliated person” (as that term is defined in the 1940 Act) of the Funds, EULAV or the Distributor.  If the Control Person were to directly or indirectly “control” (as that term is defined in the 1940 Act) EULAV or the Distributor, the Control Person would be an “affiliated person” of EULAV or the Distributor and not in compliance with the SEC settlement.

VLI has stated that, as a result of the Restructuring, it will no longer control EULAV or the Distributor.  The SEC staff has expressed no view and provided no assurances that the Restructuring will effect compliance with the SEC settlement.

Response 10

Accepted.  The Registrants have included the requested disclosure.

Comment 11

In the first sentence of the last paragraph on page 15 replace the phrase “terms of a settlement with the SEC” with “terms of the SEC settlement.”

Response 11

 Accepted. The Registrants have made the requested change.

Comment 12

 In the third sentence of the last paragraph on page 15 please clarify what “favorable incentives” are being provided for the management of EULAV.

Response 12

Accepted. The Registrants have inserted the word “economic” in the referenced phrase for clarification.

Mr. Dominic Minore
September 17, 2010

Comment 13

Confirm that the Funds are aware that contractual advisory fee waiver agreements referred to in the Proxy Statement must provide that the waivers will remain in place through the life of the Funds’ then current prospectuses in order to allow the Funds the ability to make beneficial disclosure of the waivers in the fee table in the prospectuses.

Response 13

Confirmed.

Comment 14

Confirm whether or not Jean Bernhard Buttner will have any powers or interests with the Adviser or Distributor after the Restructuring. If she will have any, disclose those powers and interests.

Response 14

 The Registrants understand from VLI and the Adviser that Jean Bernhard Buttner will not be a shareholder, trustee, officer or employee or hold any other position with the restructured Adviser or the Distributor.  As disclosed in the sixth paragraph under the caption “Description of the Restructuring” on page 14, VLI will have with respect to the restructured Adviser the benefit of certain consent rights which will be set forth in the restructured Adviser’s constituent document (a copy of which VLI provided to the SEC staff).  Although these rights are with VLI, Jean Bernhard Buttner controls Arnold Bernhard & Co., Inc. which beneficially owns 86.5% of the common stock of (and therefore controls) VLI.

Comment 15

 Confirm that the new contractual advisory fee waiver agreements between the Adviser and the Funds will be filed as exhibits to the Funds’ registration statements.

Response 15

Confirmed.  The contractual advisory fee waiver agreements will be filed by the Funds as exhibits to the Funds’ registration statements as part of each Fund’s next annual update.

Mr. Dominic Minore
September 17, 2010

Comment 16

Confirm whether or not the contractual advisory fee waiver agreements noted in the table in Appendix G to the Proxy Statement include any rights to recoupment of the amounts waived.

Response 16

The referenced contractual advisory fee waiver agreements do not include any rights to recoupment.  There is an additional fee waiver in place that is voluntary (rather than contractual) with respect to Value Line U.S. Government Money Market Fund, Inc.  Pursuant to this voluntary waiver, the amount of any waived fees is subject to recoupment by the Adviser from the Fund within the same calendar year in which the fees were waived and the three subsequent calendar years, provided that no amount may be recouped that would cause the Fund’s total expense ratio as a result of such recoupment to exceed 0.90%. In no event shall the recoupment exceed 0.10% (annualized) of the Fund’s average daily net assets on any day.

Comment 17

Confirm whether or not there are any “offsetting credits” as described in column 2 of Exhibit H to the Proxy Statement.  If so, disclose such offsetting credits in Exhibit H.

Response 17

 There are no “offsetting credits.” The phrase “offsetting credits” has been removed from column 2 of Exhibit H.

Comment 18

 In column 2 of Exhibit H to the Proxy Statement, break out separately the gross advisory fees paid by the Fund to the Adviser, the amount of the advisory fee that was waived and the net advisory fee resulting after the waiver.

Response 18

Accepted.

Comment 19

Disclose that the other material payments set out in column 4 of Exhibit H to the Proxy Statement are exclusively sales agent 12b-1 fees, otherwise disclose the purpose of such payments.

Response 19

The Registrants confirm that the material payments set out in column 4 of Exhibit H to the Proxy Statement are exclusively sales agent 12b-1 fees.  The Registrants have not made any changes to the disclosure as the Registrants believe the disclosure is clear as it is.

Mr. Dominic Minore
September 17, 2010

*****

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce at (617) 526-6440.

Very truly yours,

/s/ Mitchell E. Appel
President

cc:           Leonard A. Pierce, Esq.
Peter D. Lowenstein, Esq.
Howard A. Brecher, Esq.
Richard T. Prins, Esq.